

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

James Murphy
Interim Chief Financial Officer
Mustang Bio, Inc.
377 Plantation Street
Worcester, Massachusetts 01605

> **Re: Mustang Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2024**
> **File No. 333-278006**

Dear James Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences